Exhibit (a)(4)

Nextest Systems Corporation

875 Embedded Way

San Jose, California 95138

January 10, 2008

Dear Nextest Systems Corporation Option Holder:

As you know, Nextest Systems Corporation (“Nextest” or the “Company”), Teradyne, Inc. (“Teradyne”), and NAC Equipment Corporation, a wholly-owned subsidiary of Teradyne (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of December 11, 2007 (the “Merger Agreement”) pursuant to which Merger Sub has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a price per Share of $20.00 net to sellers in cash, without interest and subject to any required withholding of taxes (such amount, or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), subject to certain conditions. Following the consummation of the Offer, Merger Sub will merge with and into Nextest (the “Merger”). In connection with the Merger and subject to the provisions of the Merger Agreement, all vested, issued and outstanding Shares, not owned directly or indirectly by Teradyne, Merger Sub or Nextest and not tendered to Merger Sub as part of the Offer will (other than Shares with respect to which appraisal rights have been perfected under Delaware law) be converted into the right to receive the Offer Price in cash without interest and each holder of a certificate representing Shares shall cease to have any rights with respect to such Shares. Only holders of outstanding Shares are permitted to participate in the Offer or will be entitled to payment of the Offer Price by virtue of consummation of the Merger.

This letter generally explains how your outstanding options to purchase Shares (“Nextest Options”) granted pursuant to the Nextest Systems Corporation 1998 Equity Incentive Plan and the Nextest Systems Corporation 2006 Equity Incentive Plan (together, the “Plans”) will be treated in the Merger. The Merger and the treatment of Nextest Options in the Merger, however, are described more fully in the Merger Agreement filed by the Company with the Securities and Exchange Commission (“SEC”) on December 12, 2007 as an Exhibit to the Form 8-K and in the Tender Offer Solicitation/Recommendation Statement filed by the Company on Schedule 14D-9 on December 21, 2007 (the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. Each Option Holder should carefully read the Merger Agreement and Schedule 14D-9 for additional information and details about the Merger and the treatment of Nextest Options.

Options under the Plans

In connection with the Merger and contingent upon its consummation, each outstanding Nextest Option (with the possible exception of certain option grants to non-employee directors) whether or not then vested or exercisable, will be assumed and converted automatically into an option to purchase shares of Teradyne upon the closing of the Merger (the “Effective Time”). Nextest expects that the Effective Time could occur as early as the end of January 2008. Shortly following the closing of the Merger, Teradyne will provide you with an additional notice relating the number of Teradyne Shares and new exercise price of your assumed and converted options.

Exercises of Options prior to the Effective Time

Note that Nextest will stop processing all exercises of Nextest Options at the close of market on January 16, 2008, unless this date is subsequently modified by Nextest. For Nextest executive officers, directors and certain designated employees, you must coordinate the exercise of your vested Nextest Options (subject to Nextest’s pre-clearance requirements) by contacting Emily Biondic of Nextest at (408) 960-2431 or

Emily.Biondic@nextest.com until the end of business on January 16, 2008. As a reminder, you can never trade in Nextest securities while you possess material, nonpublic information.

If you have any questions with respect to the information described above, please contact Emily Biondic at (408) 960-2431. It is very important that you pay attention to the deadlines described in this letter.